June 10, 2010
VIA EDGAR AND FACSIMILE ((202) 772-9198)
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549 Mail Stop 4720
Attn: Jeffrey P. Riedler and Nandini Acharya
Re:	Dendreon Corporation Form 10-K for the Year Ended December 31, 2009 Filed February 22, 2010 (File No. 000-30681) DEF14A Filed April 23, 2010 (File No. 000-30681)
Ladies and Gentlemen:
     Reference is made to the letter dated May 20, 2010 from the Securities and Exchange Commission (the “Commission”) in response to the letter dated May 13, 2010 filed by Dendreon Corporation (the “Company”) with the Commission, as regards the comments of the Commission on the Annual Report on Form 10-K for the Year Ended December 31, 2009 (the “Annual Report”) and definitive proxy statement (“DEF14A”) filed by the Company. We have considered these comments and have the responses set forth below. For ease of reference, the Staff’s comments precede each response below.
Form 10-K
Item 1. Business, page 2
Intellectual Property, page 11
1.	We note your response to our prior comment 1 that, as of the date of filing your last Annual Report, you had no products approved for commercial sale and, therefore, none of your issued or licensed patents were material to your business or financial operations. However, as you are a development stage company, patents related to your products under development, particularly those related to your recently approved product, Provenge are material to your business, regardless of whether or not you had FDA approval or commercial sales. Accordingly, please provide us with proposed disclosure regarding your material patents and related technologies for inclusion in an amendment to your Form 10-K for fiscal year 2009.
     Response:
     Provenge was not approved for commercial marketing as of the filing date of the Annual Report and accordingly it was unknown whether any of the related patents would be material to the Company. In response to the Staff’s comments, we propose to include updated disclosure (detailed below) regarding our material patents and related technologies in our next Quarterly Report on Form 10-Q to be filed for the quarter ending June 30, 2010.

U.S. Securities and Exchange Commission
June 10, 2010

     Proposed Disclosure
     As a matter of regular course, we have obtained and intend to actively seek to obtain, when appropriate, protection for our current and prospective products, and proprietary technology by means of U.S. and foreign patents and trademarks. In addition, we rely upon trade secrets and contractual agreements to protect certain of our proprietary technology and products.
     Provenge is a novel biologic, and it is difficult to predict how competition could develop and accordingly which aspects of our related intellectual property may prove the most significant in the future. We have three issued U.S. patents with claims relating to immunostimulatory compositions, including Provenge, and to methods of treating specific diseases, including prostate cancer, using the immunostimulatory compositions. One of the issued U.S. patents relating to the method of treating specific diseases is currently undergoing reexamination at the USPTO. The timing of substantive action in this matter is unknown. We also have four issued U.S. patents with claims relating to the cell separation devices and related media and certain aspects of the manufacturing process used to produce Provenge. The scheduled expiration dates of our U.S. patents related to Provenge are in 2014 through 2018. Outside of the U.S., we have in certain territories corresponding issued patents related to Provenge that are scheduled to expire in 2015 through 2019.
     Patent expiration dates may be subject to patent term extension depending on certain factors. In addition, following expiration of a basic product patent or loss of patent protection resulting from a legal challenge it may be possible to continue to obtain commercial benefits from other characteristics such as clinical trial data; product manufacturing trade secrets; patents on uses for products; and patents for special formulations of the product or delivery mechanisms.
DEF 14A
2.	We have not yet reviewed the Part III information that is included in your definitive proxy statement. We may have further comments after reviewing that information and we will not be able to clear our review of your filings until we have the opportunity to resolve any resulting comments.
     Response: The Company acknowledges that the Staff may have additional comments following review of the Part III information contained in the Company’s definitive proxy statement for the 2010 Annual Meeting.
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U.S. Securities and Exchange Commission
June 10, 2010

     Please contact me at (206) 829-1506 if you have any further questions regarding this filing. Thank you for your attention to this matter.

Sincerely,
/s/ Richard F. Hamm, Jr.
Richard F. Hamm, Jr.
Senior Vice President, Corporate Development, General Counsel and Secretary